2850 Red Hill Avenue, Suite 100
            Santa Ana, CA 92705
www.aurasound.com
March 7, 2011

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	AuraSound, Inc. Preliminary Information Statement on Schedule 14C Filed December 9, 2010 as revised January 18, 2011 File No. 000-51543

Dear Mr. Spirgel:

This letter is in response to your letter dated January 20, 2011.  For your ease of reference, we have repeated your comments in this response.  We have also filed amendment number 2 to the Preliminary Information Statement on Schedule 14C and amendment number 2 to our Quarterly Report on Form 10-Q for the period ended September 30, 2010.

General

1.            We are unable to find your asset purchase agreement with ASI and your securities purchase agreement with GGEC.  Please file these respective agreements promptly.

As we indicated above, we have amended our Quarterly Report on Form 10-Q for the period ended September 30, 2011 to attach these agreements.

Information Statement

2.            Revise to make sure that the information provided on page 1 and under “Change of Control” on page 3 account for all of the material terms of the asset purchase agreement with ASI.  For example, you should disclose that pursuant to the agreement you assumed approximately $10,154,745 in liabilities.  As another example, you should disclose the respective indemnities owed.  You should also discuss the terms regarding manufacturing agreements with GGEC.  These are just examples.  Consider the information provided under Item 1.01 in your Form 8-K filed on July 15, 2010.

We revised the information statement as you requested.  Please see the discussion titled “Change of Control” on pages four through six.

3.            Supplement your disclosure under “Business of ASI Holdings, Limited” to more completely discuss ASI’s business.  In addition, under “Reasons for Engaging in the Transactions” disclose that GGEC was the sole supplier of manufactured products for both you and ASI prior to the purchase agreement with ASI.

We revised the disclosure regarding the business of ASI Holdings, Limited.  Please see the discussion beginning on page 11 of the information statement titled “Business of ASI Holdings”.  We also revised the disclosure in the section of the information statement titled, “Reasons for Engaging in the Transactions”, as you requested.  Please see page 3.

Financial Statements

4.            Please note that we treat the mailing date of an information statement like the effectiveness date of a registration statement.  Accordingly, please update the financial information of ASI to account for the quarter ended September 30, 2010.  Similarly revise the discussion of ASI’s financial condition and results of operations.

We respectfully request that the Commission waive the requirement that we prepare and file financial information for ASI for the quarter ended September 30, 2010.  The entity was in business for only one month during the quarter.  We do not believe that any additional benefit to our shareholders that this information might provide will outweigh the use of management’s time and the cost to prepare the information.  We believe that, with the information already provided, investors are in possession of the information they need to understand ASI’s business.  By providing the information within the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, we believe that investor have the information they need to make an informed investment decision.

We hope that we have adequately addressed your comments.  If you have further comments, we ask that you forward them by facsimile to myself at (949) 419-1202.  I can be reached at (949) 554-4142.

We look forward to hearing from you shortly.

Very truly yours,

AuraSound, Inc.

Aman Singha
Chief Administrative Officer